EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$30,702
Fixed charges:
Interest expense	6,211
One-third of rents, net of income from subleases (a)	535
Total fixed charges	6,746
Add: Equity in undistributed loss of affiliates	406
Income before income tax expense and fixed charges, excluding capitalized interest	$37,854
Fixed charges, as above	$6,746
Preferred stock dividends (pre-tax)	2,134
Fixed charges including preferred stock dividends	$8,880
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.26
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,880
Add: Interest on deposits	1,252
Total fixed charges including preferred stock dividends and interest on deposits	$10,132
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,854
Add: Interest on deposits	1,252
Total income before income tax expense, fixed charges and interest on deposits	$39,106
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.86

(a)	The proportion deemed representative of the interest factor.